November 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

RE:	FitLife Brands, Inc.
Registration Statement on Form S-3
(File No. 333-283228)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FitLife Brands, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-283228) (the “Registration Statement”) to 4:00 p.m Eastern Time on Wednesday, November 20, 2024, or as soon as is practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Daniel Rumsey at (619) 272-7062, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, FitLife Brands, Inc. /s/ Dayton Judd Dayton Judd Chief Executive Officer and Chair

cc:	Daniel Rumsey, Disclosure Law Group, a Professional Corporation